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                                                                     EXHIBIT 4.8


                                YELLOWBRIX, INC.
                              66 Canal Center Plaza
                              Alexandria, VA 22314
                                 (703) 548-3300



May 12, 2000

ABN AMRO Capital (USA) Inc.
208 S. LaSalle Street
Suite 1000
Chicago, Illinois 60604

Ladies and Gentlemen:

           By this letter, YellowBrix, Inc. (the "Company") offers ABN AMRO Capital (USA) Inc. (or an affiliate of ABN AMRO Capital (USA) Inc. designated by it) ("ABN AMRO Capital") the right to designate an individual representative to serve as a voting member of the Company's Board of Directors. ABN AMRO Capital will have this right for so long as the investment by ABN AMRO Capital and its affiliates in the Company equals or exceeds two-thirds of ABN AMRO Capital's original investment in the Company. This right will terminate upon the closing of a firmly underwritten public offering (or series of public offerings) of shares of common stock of the Company for total gross proceeds to the Company from the offering or offerings of not less than $40 million (before deduction of underwriters' commissions and expenses) and an average offer price of at least $8.00 per share. We understand that ABN AMRO Capital has designated Mr. Keith Walz as its representative and the Company has taken the necessary steps to appoint Mr. Walz as a director of the Company.

           In furtherance of the right granted to ABN AMRO Capital in this letter, the Company will deliver to ABN AMRO Capital the written confirmation of a majority of the Company's shareholders stating that such shareholders will vote their shares in favor of ABN AMRO Capital's nominee for the Board of Directors.

           As a member of the Company's Board, ABN AMRO Capital will be entitled to receive all financial and business information about the Company as is delivered to the Board of Directors or as reasonably requested by ABN AMRO Capital's designated representative, including the items described in Section 1(f) of that certain Shareholders Agreement dated December 11, 1997 by the Company and certain investors in the Company.

           Finally, the Company hereby agrees that it will not repurchase or redeem any of its securities without the consent of ABN AMRO Capital's designated representative to the Company's Board of Directors, other than repurchases of securities from the Company's current or former employees or consultants.

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ABN AMRO Capital (USA) Inc.
May 12, 2000
Page 2



                       We look forward to ABN AMRO Capital's participation on the Company's Board of Directors.

                                Very truly yours,

                                /s/ DAVID C. HOPPMANN
                                ------------------------------------
                                David C. Hoppmann
                                President and CEO